August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (978) 548-4639

Nancy Hawthorne
Interim Chief Executive Officer
Avid Technology, Inc.
Avid Technology Park, One Park West
Tewksbury, Massachusetts 01876

> **Re: Avid Technology, Inc.**
> **Definitive 14A**
> **Filed April 5, 2007**
> **File No. 000-21174**

Dear Ms. Hawthorne:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 12

1.   Please elaborate on the role of your chief executive officer in your compensation processes and her input during the crafting of compensation packages. For example, does your chief executive officer make recommendations to the compensation committee relating to measures, targets and similar items that affect her compensation? Does she retain the ability to call or attend compensation committee meetings or meet with the consultants used by the compensation committee?

Elements of Executive Compensation, page 14

2.   You state on page 15 that actual compensation paid to your executive officers will be greater than or less than target compensation depending on how your company actually performs and that in 2006, actual total annual cash compensation (base salary plus annual cash incentive compensation) paid to your named executive officers, including your chief executive officer, ranged from 42% to 63% of target annual cash compensation. Disclose how this compares, in terms of the percentile of market, to the Avid and Industry Peer Groups. Provide similar disclosure for your long-term equity incentive compensation, which you indicate was targeted between the 50th and 75th percentile.

Annual Cash Incentive Compensation, page 16

3.   We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please disclose the specific items of company performance, such as revenue and operating profit and the individual performance objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm. Please also provide analysis of the factors considered by the compensation committee prior to the awarding of the annual cash incentive bonus awards and not merely rely on statements such as

those on page 17 that the thresholds to receive the 2006 awards "were reasonably achievable."

4.   You provide a description of how company performance affects incentive compensation, but little discussion and analysis of the effect of individual performance, experience, etc., even though your disclosure suggests it is a factor considered by the compensation committee. For example, you state on page 17 that with respect to individual performance, the compensation committee retains the discretion to increase each of your executive officers' bonus payout by as much as 20% of such executive officer's target or reduce it to zero, based upon the committee's evaluation of the executive officer's overall performance and contributions to the company. You also state in footnote 1 to the table on page 24 that bonus awards under your incentive plan, which are based on the achievement of various company milestones and individual performance, are determined as the result of formulae. Please expand your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into the formula referenced above. See Item 402(b)(2)(vii).

Summary Compensation Table for Fiscal Year 2006, page 22

5.   The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer's compensation and that of the other named executive officers. For example, we refer you to the option and stock awards granted to your chief executive officer as compared to the awards granted to your other named executive officers. Please provide a more detailed discussion of how and why your chief executive officer's compensation differs from that of the other named executive officers.

Severance and Change-in-Control Benefits, page 28

6.   You reference defined terms in this section. See Section VI of Commission Release 33-8732A, which advises companies to avoid reliance on defined terms as the primary means of explaining information. Rather than referring the reader to agreements not included in the proxy statement, revise your disclosure to provide such meanings within the actual discussion.

7.   Supplement your disclosure to provide an analysis of why you structured and
        designed the employment and change in control agreements in the specific
        manner described in this section and how the terms of such agreements serve to
        accomplish your stated goals.

        Please respond to our comments by September 21, 2007, or tell us by that time
when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from
the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in
      the filing;

  •   staff comments or changes to disclosure in response to comments do not
      foreclose the Commission from taking any action with respect to the filing;
      and

  •   the company may not assert staff comments as a defense in any proceeding
      initiated by the Commission or any person under the federal securities laws of
      the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to comments.

        Please contact me at (202) 551-3444 with any questions.

                                        Sincerely,

                                        Perry J. Hindin
                                        Special Counsel